Florianópolis, December 6th, 2006.

CE DF-0038/2006

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA


06019424

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

Gentleman,

Please find enclosed the Notice to Shareholders and minutes of the seventy-fifty meeting of Board of Directors translated form Portuguese to English. These documents, issued by Tractebel Energia, were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

cc.: Juliana Dager
The Bank Of New York

Tractebel Energia
SUEZ

CNPJ/MF 02.474.103/0001-19 – NIRE 4230002438-4

MINUTES OF THE SEVENTY-FIFTH MEETING OF THE BOARD OF DIRECTORS OF TRACTEBEL ENERGIA S.A.

On December 06, 2006 at 2:00 p.m. at Av. Almirante Barroso, 52, 14th floor, room 1401 in the city and state of Rio de Janeiro, following its regular convening, a meeting of the Board of Directors of Tractebel Energia S.A. was held, the following Directors being present: Maurício Stolle Bähr, Manoel Arlindo Zaroni Torres, Victor-Frank de Paula Rosa Paranhos, Luiz Antonio Barbosa, José Pais Rangel, Antonio Alberto Gouvêa Vieira being present and, given the absence of the effective members Dirk Beeuwsaert, Jan Franciscus Maria Flachet and Pierre Michel Philippe Chareyre, with the participation of the respective Alternates Gil de Methodio Maranhão Neto, Luiz Eduardo Simões Viana and José Carlos Cauduro Minuzzo. The meeting was presided by the Chairman of the Board of Directors, Maurício Stolle Bähr, who proposed that I, José Moacir Schmidt, should act as secretary, the proposal being duly accepted by the other directors. Welcoming those present, the Chairman opened the discussion on the **Day's Agenda** as itemized in the convening notice **CA-008/2006** of November 28, 2006, as follows: **Item 1** – credit of interest on shareholders' equity relative to the period from July 1 to December 31 2006; and **Item 2** - General matters. **RESOLUTIONS: Item 1 – unanimously** approved, pursuant to of 12/04/2006, to be filed at the Company, of the proposal of the Executive Board to declare interest on shareholders' equity for the period from July 1 to December 31 2006, pursuant to art. 9 of Law 9.249/95 and CVM Decision 207/96, in the following amounts and under the following conditions: **a)** the total amount declared shall be R$99,000,000.00, equivalent to R$0.151668 per share; **b)** the interest on shareholders' equity shall be accounted for in the books of the Company on December 31 2006, based on shareholding positions as of December 14, 2006; **c)** the Company's shares shall start trading ex-interest on shareholders' equity on December 15, 2006; **d)** income tax at the rate of 15% shall be withheld at source from the amounts of interest on shareholders' equity due, except in the case of shareholders proven to be immune or exempt, evidence of which should be presented no later than December 21, 2006. Income tax shall be withheld at a rate of 25% in the case of shareholders resident or domiciled in countries where income is not taxed or is taxed at a maximum rate of less than 20%, in accordance with art. 24 of Law 9,430 of December 27 1996; **e)** the interest on shareholders' equity, net of taxes withheld at source, shall be computed as part of the minimum mandatory dividend for fiscal year 2005, pursuant to paragraph 7 of article 9 of Law 9,249/95 and CVM decision 207/96; **f)** The interim dividends shall be paid according to the existing shareholder registration details at Banco Itaú S.A., on a date to be decided by the Board of Executive Officers and notified by means of a Notice to Shareholders. The floor being given to the Directors present and no point of order being raised, the Chairman proceeded to declare the meeting closed, requesting that I, as Secretary, draft these minutes. The said minutes having been subsequently read and found correct were duly signed by the members of the Board of Directors present, including the Chairman and me as Secretary. Rio de Janeiro RJ, December 6, 2006.

Tractebel Energia
SUEZ

Maurício Stolle Bähr
Chairman

Manoel Arlindo Zaroni Torres
Director

Victor-Frank de Paula Rosa Paranhos
Director

Luiz Antônio Barbosa
Director

Antonio Alberto Gouvêa Vieira
Director

José Pais Rangel
Director

Gil de Methodio Maranhão Neto
Alternate Director

José Carlos Cauduro Minuzzo
Alternate Director

Luiz Eduardo Simões Viana
Alternate Director

José Moacir Schmidt
Secretary

TRACTEBEL ENERGIA S.A.

A PUBLICLY LISTED COMPANY – CNPJ 02.474.103/0001-19
NIRE 4230002438-4

NOTICE TO SHAREHOLDERS

We hereby notify our Shareholders and the market in general that the Board of Directors of Tractebel Energia S.A., during a meeting held on December 06, 2006 and based on the powers granted to it under paragraph XV of art. 19 of the Company's By-Laws, approved the credit of interest on shareholders' equity relative to the period from July 1 to December 31 2006, in compliance with article 9 of Law 9,249/95 and Deliberation 207/96 of the Brazilian Securities Exchange Commission (CVM), in the following terms:

a) Amount
The gross amount of the interest on shareholders'equity shall be R$ 99,000,000.00 (Ninety nine million Reais), corresponding to R$ 0.151668 per share.

b) Record date
The record date for the entry of the interest on shareholders' equity to the Company's accounting records shall take place on December 31, 2006, based upon the shareholding position as of December 14, 2006.

c) Share trades
The Company's shares shall trade *ex*-interest on shareholders' equity as from December 15, 2006..

d) Income tax withholding at the source
The amounts of interest on shareholders' equity shall be subject to federal income tax withholding of 15%, except for shareholders who are provably immune or exempt. Regarding shareholders who are resident in or domiciled in a country that does not tax income or that applies'a maximum tax rate of less than 20%, pursuant to article 24 of Law 9,430 of December 27, 1996, the income tax withholding rate at the source shall be 25%.

e) Proof of immunity or exemption
Shareholders who are immune or exempt of income tax, under the terms of the existing tax legislation, shall present proof of such immunity or exemption by December 21, 2006, at the Company's head offices at Rua Antônio Dib Mussi, 366 – Centro, Florianópolis – SC, CEP 88015-110, Attn the Planning and Tax Management Department – PGT (Departamento de Planejamento e Gestão Tributária – PGT).

f) Imputation of the interest to the dividends
The interest on shareholders' equity, net of income tax withheld at the source, shall be imputed to the mandatory dividends pursuant to article 202 of Law 6,404/76.



g) Payment of interest on shareholders' equity
The interest on shareholders' equity shall be paid based on the records currently on file at Banco Itaú S.A., on a date to be subsequently decided upon by the Board of Executive Officers and communicated through a Notice to Shareholders.

Florianópolis, December 6 2006.

Marc Verstraete
Finance and Investor Relations Director